BOARD OF DIRECTORS, COMMITTEES AND DIRECTORS' COMPENSATION

  To permit the Board of the Company to more efficiently discharge its duties, the Company has four standing Board Committees: the Executive Committee; the Audit Committee; the Organization and Compensation Committee; and the Nominating Committee. The entire membership of each of these committees, including the Chairman, consists of independent directors. Committee membership and functions are set out below.

  The Executive Committee, which currently consists of Messrs. Brooker (Chairman), McNally and Willmott, met eight times in 1994. When the Board is not in session, the Executive Committee has all of the authority of the Board except with respect to certain matters such as amendments of the Restated Certificate of Incorporation or by-laws, mergers, dispositions of substantially all of the assets of the Company, dissolution of the Company, declaration of dividends or the election, compensation or removal of officers of the Company or members of the Committee. In addition to the aforesaid authority, the functions of the Executive Committee are to review and provide advice on financial issues, review forecasts, budgets and financing plans, approve terms and conditions of any debt, equity or other financing, review proposed agendas for meetings of the Board and determine the form and scope of historical and forward-looking financial data and the frequency with which such data is supplied to the Board. The Executive Committee meets with management during the period between regular board meetings.

  The Audit Committee of the Board of Directors, which currently consists of Messrs. McNally (Chairman), Beckner Marshall and Ms. Gordon, met three times in 1994. The Committee nominates the Company's independent auditors and reviews the auditing engagement, the fees charged by the independent auditors and the Company's internal auditing program.

  The Organization and Compensation Committee, which currently consists of Messrs. Willmott (Chairman), Cohen and Brooker, met three times in 1994. The Committee establishes compensation policies, as well as salary ranges, salaries and incentive awards for executives. In addition, the Committee approves employment contracts and authorizes grants of stock and stock options under Zenith stock incentive plans.

  The Nominating Committee, which currently consists of Messrs. Cohen (Chairman), Willmott and Ms. Gordon, met once in 1994. The duties of the Nominating Committee are to review Board membership requirements, review potential candidates and propose nominees for the Board. The Committee will consider nominees recommended by stockholders if such recommendations are submitted in writing, on a timely basis as provided in the Company's by-laws, accompanied by a description of the proposed nominees' qualifications and other relevant biographical information and an indication of the consent of the proposed nominee.

  The Company's Board of Directors met eight times during 1994. All of the incumbent directors attended 100% of the meetings of the Board and of the committees of which they were members except Mr. Beckner who attended fewer than 75% of the meetings due to illness.

  Directors of the Company who are also employees receive no remuneration for serving on the Board. Directors who are not employees are compensated at the rate of $18,000 per year, payable in quarterly installments, plus 1,000 shares of Company common stock per year to be issued annually on the first Tuesday of December, plus an option to purchase 2,000 shares of Company common stock per year to be issued annually on the day following the annual meeting of stockholders at the market price on such date. The issuance of shares and options are provided for in the Non-Employee Directors' Stock Plan approved by stockholders in 1992. The Chairman of the Audit Committee and the Organization and Compensation Committee each receives $2,000 annually for serving in those capacities and the Chairman of the Executive Committee receives $25,000 annually. In addition, non-employee directors receive $1,000 for each Board meeting and for each Committee meeting attended, plus reimbursement of expenses. In 1987 the Company adopted a Contingent Compensation Plan for non-employee directors which was replaced by the Non-Employee Directors' Stock Plan in 1992. The number of phantom stock appreciation units granted to each named non-employee director in previous years under the Contingent Compensation Plan (all of which are vested) are as follows: Mr. Beckner, 5,000; Mr. Brooker, 3,000; Messrs. Cohen, Marshall, McNally and Willmott, 2,000. The units are valued at the closing price of the Company's common stock on the date of grant. Participants are paid for each unit the amount by which the average price of a share of the Company's common stock over the 20 trading days immediately preceding the distribution date exceeds the grant price. Distributions may be, at the election of the participant, in a lump sum, in five annual installments or ten annual installments commencing on the distribution date. Participants may elect a distribution date which is two years from the date of grant, or 30 days after the participant ceases to be a director, or a specified date not earlier than the participant's 65th birthday. No amounts have been distributed to current directors pursuant to the Contingent Compensation Plan.

  Directors also participate in the Directors' Retirement Plan which provides for an annual retirement benefit of $11,000, for directors who have served on the Board for five years who retire after the age of 62. For purposes of the Directors' Retirement Plan, years of service on the Board do not include periods during which the director is a salaried officer of the Company or a subsidiary. The benefit is payable in equal quarterly installments during the director's lifetime for a period equal to but not in excess of the number of years of service on the Board. In the event of a change in control of the Company, directors otherwise entitled to retirement benefits under the Directors' Retirement Plan are entitled to receive, in a lump sum, the discounted present value of those benefits.

  Directors who are not employees also have change in control agreements with the Company which provide that in the event of a change in control of the Company, the directors will be paid a lump sum amount equal to the quarterly installments of their annual fee from the date of the change in control to the next scheduled annual meeting. "Change in control" for purposes of the aforesaid agreements and the Directors' Retirement Plan is defined as the acquisition by a third party of shares entitled to cast 25% or more of the votes that may be cast for directors, or a tender offer or other transaction resulting in the persons who were directors prior to the transaction ceasing to constitute a majority of the Board.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  The following lists the beneficial ownership of the Company's common stock, of all persons who are known by the Company, as of March 1, 1995, to beneficially own more than five percent of the outstanding shares of the common stock of the
Company:

                                                                     AMOUNT AND NATURE              PERCENT
           NAME AND ADDRESS OF BENEFICIAL OWNER                      OF BENEFICIAL OWNERSHIP     OF CLASS/(1)/
           ------------------------------------                      -----------------------     -------------
FMR Corp. ..................................................              4,180,655/(2)/               9.2%
82 Devonshire Street
Boston, Massachusetts 02109

Reliance Financial Services Corporation ....................              3,688,524/(3)/               7.5%
55 East 52nd Street
New York, New York 10055

The Zenith Profit Sharing Trust ............................              3,056,426/(4)/               6.7%
The Bank of New York, Trustee
101 Barclay Street
New York, New York 10286

__________
/(1)/  Percentages based on shares issued and outstanding on March 1, 1995.

/(2)/ The Company has received from FMR Corp. (an affiliate of Fidelity Management & Research Company) a Schedule 13G which states that as of December 31, 1994 it had sole voting power with respect to 6,125 shares and sole dispositive power with respect to all 4,180,655 shares.

/(3)/ The Company has been informed that Reliance Financial Services Corporation, as of December 31, 1994, had sole voting and dispositive power with respect to all shares based on the assumed conversion of 8.5% Senior Subordinated Convertible Debentures due 2000 (the Debentures). The percent of class is calculated assuming that Reliance Financial Services Corporation is the only holder of the Debentures that converts such Debentures.

/(4)/ The Company has been informed by The Bank of New York that as of March 1, 1995 it shares voting and investment power with respect to all shares held as Trustee of The Zenith Profit Sharing Trust.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The directors and executive officers of the Company as a group beneficially own 1.5% of the Company's common stock. No director or nominee for election as a director or executive officer owns in excess of 1% of the Company's common stock. Included in the following table is the number of shares of the Company's common stock beneficially owned by each director of the Company and each nominee for election as a director of the Company, each of the executive officers named in the Summary Compensation Table below and the directors and all executive officers of the Company as a group as of March 1, 1995.

                                  AMOUNT AND NATURE OF                                          AMOUNT AND NATURE OF
                                  BENEFICIAL OWNERSHIP                                          BENEFICIAL OWNERSHIP
                           ----------------------------------                            ----------------------------------
                                                OBTAINABLE                                                  OBTAINABLE
                                              THROUGH STOCK                                               THROUGH STOCK
                                                  OPTION                                                     OPTION
NAME OF BENEFICIAL OWNER       OWNED/(1)/      EXERCISE/(2)/   NAME OF BENEFICIAL OWNER    OWNED/(1)/      EXERCISE/(2)/
- -------------------------  ----------------  ----------------  ------------------------  --------------  ------------------
Harry G. Beckner ........          4,300           6,000       Albin F. Moschner ......     59,810/(3)/        52,500
T. Kimball Brooker ......          9,000           6,000       Jerry K. Pearlman ......    108,455/(3)/       187,500
David H. Cohen ..........          4,500           6,000       Peter S. Willmott ......     24,000              6,000
Ilene S. Gordon .........          2,000           2,000       Kell B. Benson .........      3,957             26,000
Charles Marshall ........          9,000           6,000       John Borst, Jr. ........      4,705             33,596
Gerald M. McCarthy ......         38,734/(3)/     79,500       Michael J. Kaplan ......      6,863             43,500
Andrew McNally IV .......          6,000           6,000       Directors and All
                                                                Executive Officers
                                                                as a Group
                                                               (14 persons) ...........    279,619            427,000

- ----------
/(1)/ The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them except for the restricted shares referred to in note 3.

/(2)/ Includes shares of common stock which, as of March 1, 1995, were subject to outstanding stock options exercisable within 60 days.

/(3)/ Includes restricted shares issued as described in Employment Agreements section below.

EMPLOYMENT AGREEMENTS

  In connection with Mr. Pearlman's retirement as Chief Executive Officer on April 25, 1995, the Company and Mr. Pearlman have agreed to enter into a consulting agreement pursuant to which Mr. Pearlman will perform consulting services for the Company and agree not to compete with the company during the period commencing on May 1, 1995, the day following his ceasing to be an employee of the Company, and ending on March 31, 2004. Pursuant to this agreement, Mr. Pearlman will continue as Chairman and a director of the Company and will be available to the Company on a full-time basis until December 31, 1995. Thereafter, he will be available to the Company for up to 10 days during any calendar quarter. Mr. Pearlman's noncompetition agreement will be on a worldwide basis and extend to all consumer home entertainment electronic hardware industries in which the Company currently competes. In the event that the Company does not utilize Mr. Pearlman's consulting services for more than 10 days during any 12-month period after May 1, 1998, his noncompetition agreement will terminate. As compensation for his consulting services, Mr. Pearlman will receive $18,000 per month, less the cost of certain medical and dental insurance premiums, during the term of the agreement and such payments would be accelerated in the event of Mr. Pearlman's death prior to the expiration of the agreement. An amount equal to the present value of the unpaid consulting compensation will be deposited into a grantor trust in three installments on January 2 and May 1, 1996 and on May 1, 1997 and the monthly payments of such consulting compensation will be made to Mr. Pearlman as they become due. In addition, Mr. Pearlman's stock options will be amended so that his unexercisable options will become fully exercisable upon his retirement and the exercise period of all of his unexercised options will be extended from two years to three years following retirement, as permitted by the 1987 Zenith Stock Incentive Plan. Mr. Pearlman's restricted stock will be forfeited upon his retirement. The amount of approximately $4,600 per month payable to Mr. Pearlman pursuant to the Company's Supplemental Executive Retirement Income Plan over a 15-year period commencing May 1, 1995 will be increased so that he will be paid during such period at the rate of $6,480 per month. Under the agreement, Mr. Pearlman will be eligible to receive a pro rata share of his incentive compensation for 1995, provided that the Company achieves its earnings target for such year, and, in the discretion of the Board of Directors, he may be awarded a special bonus in connection with projects in which he participates during the consulting period in 1995. In addition, the Company automobile currently used by Mr. Pearlman will be transferred to him on January 1, 1996 and he will be provided certain life insurance coverage during the consulting period.

  Mr. Pearlman and Mr. McCarthy entered into employment agreements with the Company in 1987 pursuant to which 37,500 shares of restricted stock were issued to Mr. Pearlman and 10,000 shares of restricted stock were issued to Mr. McCarthy. The 1987 employment agreements with Messrs. Pearlman and McCarthy were amended in 1994 to conform to the provisions of the 1994 restricted stock award agreements described below and to eliminate any obligation of the Company to repurchase such shares or to pay the executive any difference between fair market value of such shares and any agreed value which were provided in the 1987 agreements.

  In 1994 Messrs. Pearlman, Moschner and McCarthy entered into restricted stock award agreements pursuant to which the following additional shares of restricted stock were issued: Mr. Pearlman - 43,581, Mr. Moschner - 56,757, Mr. McCarthy - 22,432. The shares of restricted stock issued in 1994 are subject to forfeiture in the event of termination of employment prior to age 65, other than by reason of death, disability or termination of employment for good reason (change in status, pay or benefits) after a change in control of the Company. Change in control is defined under Termination and Change of Control Agreements below.
The restrictions will lapse as to one fifteenth of such shares per year over a 15 year post employment period. Upon death or disability or termination following a change of control as previously defined or certain other circumstances, 100% of the restricted shares would become free of any restrictions. The agreements impose consulting duties on the executive during the 15 year post employment period of no more than one day per month and a duty to refrain from competitive activities for a two year period following termination of employment.

  All of the Named Executive Officers have employment agreements which provide, during the period of employment and for a period of ten years thereafter, a death benefit in the amount of one and one-half times the individual's salary. At the end of each of the ten years following the cessation of employment, the amount of death benefit decreases by ten percent of the original amount. The agreements also provide supplemental long-term disability benefits in the amount of two-thirds of the amount by which the individual's base salary exceeds the maximum insured salary under the Company's long-term disability program. The supplemental long-term disability benefits are currently limited to $52,000 per year. All of the employment contracts also provide that the Company will pay to the employee, pursuant to the contract, the amount by which the benefits payable under the Company's retirement plan ("Zenith Salaried Profit Sharing Retirement Plan") exceed the benefit limitations imposed by the Employee Retirement Income Security Act or the Internal Revenue Code. This latter benefit is now incorporated into the Zenith Electronics Corporation Supplemental Salaried Profit Sharing Retirement Plan.

TERMINATION AND CHANGE OF CONTROL AGREEMENTS

  The Company has recognized that corporate takeovers have a widespread distracting effect on management personnel of many corporations. Accordingly, in order to ensure the retention of key executive personnel and to alleviate the distracting effects of any change in corporate control, the Company, in common with many other corporations, has entered into agreements with selected key members of management.

  The agreements, which are outstanding with the Named Executive Officers, provide for severance pay and benefits in the event of termination of employment within two years after a change in control of the Company. The agreements define a change in control as either the acquisition by a third party of 25% or more of the voting power to elect directors or a change in majority of the Board of Directors resulting from a tender or exchange offer, merger or other business combination, sale of assets, contested election or any combination of such causes. The agreements define severance pay as the highest monthly salary in the three years preceding termination plus one-twelfth of the annual incentive award which the employee would have received in the year of termination assuming performance at the target award level.

  Under the agreements, severance pay and benefits will not be paid if employment is terminated because of death, retirement or disability, or by the Company for cause, or by the employee other than for good reason. The agreements provide for a lump sum payment equal to 36 months severance pay. The agreements also provide that upon termination within 24 months after a change in control of the Company, the employee will receive: (1) an amount equal to the excess of the highest per share price paid pursuant to the tender or exchange offer or other change of control over the closing price of the Company's shares on the day such employee receives or issues a notice of termination times the number of shares owned by the employee; and (2) upon the extinguishment of the employee's stock option rights, an amount equal to the aggregate spread between the exercise price of all the employee's options (whether or not exercisable) and the higher of the closing price of the Company's shares on the date of the employee's termination or the highest per share price paid pursuant to the tender offer, exchange offer or other change in control. Other provisions of the agreements require the Company to maintain for the benefit of the employee, for a period of two years after his termination, all employee benefits including group medical and dental, health and accident, long term disability and group life insurance as well as any executive insurance program in which the employee was participating at the time of his termination. The agreements also provide that if, by reason of the federal income tax provisions imposing an excise tax on "excess parachute payments," the net after-tax proceeds to be realized by the individual would be increased by reducing the payments so that there were no excess parachute payments subject to the excise tax, then the payments shall be reduced so as to maximize the net after-tax proceeds to the individual. The Company is obligated under the agreements to reimburse the employee for legal fees and expenses incurred in successfully enforcing the agreement. If the Named Executive Officers had been terminated following a change in control on December 31, 1994, they would be entitled to receive the following amounts as severance pay and in consideration of stock option rights: Mr. Pearlman -$2,839,000; Mr. Moschner - $1,613,750; Mr. McCarthy
- - $1,206,000; Mr. Benson -$814,000; Mr. Borst - $790,187, Mr. Kaplan - $728,875.

OPTION/SAR GRANTS IN 1994

  Shown below is information on grants of options to purchase common stock to the Named Executive Officers made in 1994. No stock appreciation rights (SARs) were granted to the Named Executive Officers during 1994.

                          NUMBER OF SECURITIES      PERCENT OF TOTAL     EXERCISE OR                        GRANT DATE
                         UNDERLYING OPTIONS/SARS  OPTIONS/SARS GRANTED   BASE PRICE     EXPIRATION           PRESENT
        NAME                GRANTED (#)/(1)/      TO EMPLOYEES IN 1994   ($/SH)/(2)/       DATE           VALUE ($)/(3)/
        ----             -----------------------  ---------------------  -----------  --------------      --------------

Jerry K. Pearlman .....            35,000                5.7%               $9.625       4/07/2004           $234,605
Albin F. Moschner .....            25,000                4.1%                9.625       4/07/2004            167.575
Gerald M. McCarthy ....            17,000                2.8%                9.625       4/07/2004            113,951
Kell B. Benson ........            12,000                2.0%                9.625       4/07/2004             80,436
John Borst, Jr. .......             8,000                1.3%                9.625       4/07/2004/(4)/        53,624
Michael J. Kaplan .....             8,000                1.3%                9.625       4/07/2004             53,624

- --------
/(1)/ All options granted and reported in this table have the following terms: each option vests over a two-year period, with 50% of the shares becoming exercisable at the beginning of the second year after the date of grant and with the entire option becoming exercisable at the end of the second year.

/(2)/ Exercise price is the fair market value of the common stock on the date of grant.

/(3)/ Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. In calculating the grant date present values set forth in the table, a factor of 48% has been assigned to the volatility of the common stock based on the rolling 60 day daily stock market quotations for the two years preceding the date of grant, no dividend yield on the common stock has been assumed, the risk-free rate of return has been fixed at 6.86%, the rate for a ten year U.S. Treasury Note on the date of grant and the exercise of the options has been assumed to occur at the end of the actual option term of ten years. There is no assurance that these assumptions will prove to be true in the future. Consequently, the actual value, if any, an executive may realize will depend on the common stock price on the date the option is exercised, so that there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model.

/(4)/  As of March 1, 1995, Mr. Borst's options will expire on February 2,
       1997.

AGGREGATED OPTION/SAR EXERCISES IN 1994 AND YEAR-END OPTION/SAR VALUES

  Shown below is information concerning the exercise in 1994 of options to purchase Company common stock by the Named Executive Officers and the unexercised options to purchase Company common stock held by the Named Executive Officers at December 31, 1994. No Named Executive Officers exercised SARs in 1994 and no such Officer currently holds any SARs.

                                    SHARES                  NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                   ACQUIRED                UNDERLYING UNEXERCISED          IN-THE-MONEY
                                      ON        VALUE      OPTIONS/SARS AT FISCAL     OPTIONS/SARS AT FISCAL
                                   EXERCISE   REALIZED          YEAR-END(#)              YEAR-END($)/(2)/
      NAME                           (#)       ($)/(1)/  EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
      ----                         --------   ---------  -------------------------   -------------------------
Jerry K. Pearlman ...........        30,000   $ 146,250          152,500/52,500           $467,188/$146,562
Albin F. Moschner ...........        20,000     107,500           32,500/32,500              113,438/82,812
Gerald M. McCarthy ..........             0           0           63,500/24,500              209,188/66,812
Kell B. Benson ..............        24,400      65,550           15,000/17,000               40,625/45,875
John Borst, Jr. .............             0           0           33,596/12,000              102,687/33,500
Michael J. Kaplan ...........             0           0           35,500/12,000              120,875/33,500

- ----------
/(1)/ The value realized equals the aggregate amount of the excess of the closing price of the Company's common stock on the date of exercise over the exercise price.

/(2)/ The value is calculated based on the aggregate amount of the excess of $11.625 (the closing price of the Company's common stock on December 31, 1994) over the applicable exercise price.

PENSION PLAN TABLE

  The following table reflects the annual benefits which would be received under the Zenith Electronics Corporation Supplemental Executive Retirement Income Plan (the "SERP") by a participant who retires at age 65 with at least ten years of service.

                                                   YEARS OF SERVICE
- ------------------------------ ---------------------------------------------------------
Final Average Pay                 10        15        20        25        30        35
- -----------------                 --        --        --        --        --        --
   $250,000 ...............    $ 2,459   $18,967  $ 34,582  $ 49,191  $ 39,037  $ 27,608
    300,000 ...............      5,787    25,597    44,335    61,866    49,680    35,966
    350,000 ...............      9,114    32,227    54,087    74,540    60,324    44,323
    400,000 ...............     12,442    38,856    63,840    87,214    70,967    52,681
    450,000 ...............     15,770    45,486    73,593    99,889    81,611    61,039
    500,000 ...............     19,098    52,115    83,345   112,563    92,254    69,397
    550,000 ...............     22,426    58,745    93,098   125,238   102,897    77,754
    600,000 ...............     25,754    65,374   102,850   137,912   113,541    86,112
    650,000 ...............     29,081    72,004   112,603   150,586   124,184    94,469
    700,000 ...............     32,409    78,634   122,353   163,261   134,828   102,827
    750,000 ...............     35,737    85,263   132,108   175,935   145,471   111,185
    800,000 ...............     39,065    91,893   141,860   188,609   156,115   119,543
    850,000 ...............     42,393    98,522   151,613   201,284   166,758   127,900

  The SERP has been designed to provide the actuarial equivalent value of a straight life annuity, where each annual payment equals 50 percent of the participant's "final average pay" (where "final average pay" equals the average of the participant's last five years of base salary plus annual bonus, as reflected in the Summary Compensation Table). The "final average pay" of Messrs. Pearlman, Moschner and McCarthy (currently the only participants in the SERP) as of December 31, 1994 is $466,414, $268,945, and $190,483, respectively.

  The amounts appearing in the table reflect the reduction in the SERP amount attributable to the following SERP offsets: (1) benefits provided under the Zenith Salaried Profit Sharing Retirement Plan; (2) benefits provided under the Zenith Electronics Corporation Supplemental Salaried Profit Sharing Retirement Plan; (3) the July 26, 1994 fair market value of restricted stock held by participants as part of their retirement program; and (4) primary social security benefits.

  The SERP benefits are reduced for all participants who, as of the date of retirement, have less than 25 years of credited service (participants who have less than ten years of credited service at retirement are not eligible to receive any SERP benefits). As of December 31, 1994, Messrs. Pearlman, Moschner, and McCarthy had 23, 3 and 29 years of credited service, respectively. The SERP benefits also are reduced in the event a participant retires prior to age 65 (a participant who retires prior to age 55 is not eligible to receive SERP benefits).